SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                         Baldwin Piano and Organ Company
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    058246109
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                                 (CUSIP Number)

Mr. Herbert A. Denton                   George Lander, Esq.
c/o Providence Capital Corporation      c/o Morse, Zelnick, Rose & Lander
730 Fifth Avenue                        450 Park Avenue
New York, New York 10019                New York, New York 10022
(212) 888-3200                          (212) 838-4175
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject f this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                          (Continued on following page)

                              (Page 1 of 10 Pages)

-------------------                                           ------------------
CUSIP No. 058246109                   13D                     Page 2 of 10 Pages
-------------------                                           ------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Herbert A. Denton
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        180,300
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            75,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               180,300
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        75,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      255,300
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.39%
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14    TYPE OF REPORTING PERSON*

      IN
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

-------------------                                           ------------------
CUSIP No. 058246109                   13D                     Page 3 of 10 Pages
-------------------                                           ------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      U.S. Value Investment Co. plc                      n/a
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Ireland
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                  7     SOLE VOTING POWER

                        180,300
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               180,300
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      180,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.22%
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14    TYPE OF REPORTING PERSON*

      CO
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

Item 1 Security and Issuer

      The class of security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Baldwin Piano and Organ Company, a Delaware corporation (the "Issuer") with principal offices located at 4680 Parkway Drive, Suite 200, Mason, Ohio 40040-7198.

Item 2 Identity and Background

      (a)-(f) This statement is filed on behalf of Herbert A. Denton ("Denton") and U.S. Value Investment Co., plc, a corporation incorporated under the laws of the Republic of Ireland ("USVI") to report both the acquisition and the beneficial ownership of shares of Common Stock of the Issuer.

      The business address of USVI is 1 Earlsfort Centre, Hatch Street, Dublin 2, Ireland and the address of Denton is c/o Providence Capital Inc., 730 Fifth Avenue, New York, New York 10019. USVI is a private investment company advised by Denton. Information as to the name, business address, present principal occupation and citizenship of each director and executive officer of USVI is annexed hereto as Schedule A. Denton's principal employment is President of Providence Capital, Inc., a registered broker-dealer. Additionally, Denton advises several investment funds (including USVI) which are the ultimate beneficial owners of the shares to which this statement relates. Other than USVI, no such fund owns 5% or more of the outstanding Common Stock.

      Neither USVI nor Denton, nor, to the best of USVI or Denton's knowledge, any officer or director of USVI, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Denton is a United States citizen.

Item 3 Source and Amounts of Funds or Other Consideration

      The funds used by USVI and the other investment funds managed by Denton to acquire the shares to which this statement relates were funds available from the working capital of USVI and such other managed investment funds.

Item 4 Purpose of Transaction

      The Reporting Persons, acquired shares of Common Stock of the Issuer for investment purposes in the ordinary course of their investment activities. While the Reporting Persons believe that the Issuer's Common Stock is undervalued in the stock market relative to the aggregate value of the Issuer's three businesses (musical instruments, consumer installment financing of keyboard instruments, and contract electronics manufacturing) if sold to appropriate potential strategic purchasers, they have no specific plans or proposals with respect thereto.

      The Reporting Persons have had discussions and correspondence with certain members of the Issuer's Board of Directors and significant shareholders concerning various operational, financial, and managerial aspects of the Issuer's businesses, the significant under-valuation of the Issuer's stock price, various ways to correct such under-valuation, and the potential for the Reporting Persons to achieve representation on the Issuer's Board of Directors.

      In early 1999 Denton informally requested that he be considered for election to the Board of Directors of the Issuer. The Issuer informally advised Denton that they were not interested in having him serve as a member of the Board of Directors.

      Currently, the Reporting Persons intend to monitor closely any and all value-enhancing actions taken by the Issuer, such as the recently announced proposal to sell the Issuer's Keyboard Acceptance Corporation. Upon such sale, the Reporting Persons intend to monitor the use of the proceeds received therefrom.

      In addition, the Reporting Persons intend to continue to analyze the Issuer, its operations, finances, management, shareholder structure, corporate governance and other relevant factors, and may in the future communicate directly with the Issuer's management, directors, shareholders or other third parties with respect to specific proposals relating to the management of the Issuer and/or the disposition of one or more of the remaining lines of the Issuer's business. Such Reporting Persons may purchase additional shares or sell their existing shares in the open market or in private transactions. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D

Item 5 Interest in the Securities of the Issuer

      (a) The aggregate number of shares of Common Stock which are beneficially owned by Denton is 255,300 (180,300 of such shares are owned as of record by USVI to which Denton is sole advisor, and 75,00 of such shares are owned by Providence Investors, LLC, to which Denton is a co-advisor), representing 7.39% of the 3,452,826 shares of such class reported to be outstanding in the Issuer's most recent Quarterly Report on Form 10Q. The aggregate number of shares of Common Stock which are beneficially owned by USVI is 180,300, representing 5.22% of the 3,452,826 shares of such class reported to be outstanding in the Issuer's most recent Quarterly Report on Form 10Q.

      (b) Both USVI and Denton may be deemed to have sole power to vote and sole power to dispose of 180,300 shares. Denton is deemed to have shared power to vote and shared power to dispose of 75,000 shares.

      (c) Within the past sixty days, accounts managed by Denton purchased shares of Common Stock on the dates, in the amounts and at the prices set forth on Schedule B annexed hereto. All of such purchases were made on the open market. Those shares purchased by USVI during the past sixty days are noted on Schedule B.

      (d) The private investment funds and managed accounts to which Denton serves as investment adviser and for whose accounts the Common Stock is held have the right to receive dividends from or the proceeds from the sale of the Common Stock.

      (e)   Not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

      Except as may be set forth above in Item 4, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Materials to be filed as Exhibits

      Exhibit 1 - Agreement between Denton and USVI pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

                                    Signature

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1999

                           US Value Investment Co. plc


                           By:/s/ Herbert A. Denton
                              ________________________________
                                 Herbert A. Denton, Advisor


                              /s/ Herbert A. Denton
                              _________________________________
                                 Herbert A. Denton

Exhibit 1

      Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on
Schedule 13D to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth hereinbelow.

                           US Value Investment Co. plc


                           By:/s/ Herbert A. Denton
                              ________________________________
                                 Herbert A. Denton, Advisor


                              /s/ Herbert A. Denton
                              ________________________________
                                 Herbert A. Denton

                                   Schedule A

                     Transactions in Shares of Common Stock
                           Within the Past Sixty Days

                                 Number of Shares
                     Date           Purchased      Price Per Share

                    7/8/99             5,500(1)         $7.466

                    8/12/99           96,300(1)         $7.50

                    8/12/99            3,700            $7.50

                    8/13/99           25,000            $7.50

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(1)   Shares purchased by U.S. Value Investment Co. plc

                                   Schedule B

                        Executive Officers & Directors of
                         U.S. Value Investment Co., plc

                                                 Present
                                                Principal
Name & Position       Business Address          Occupation          Citizenship
---------------       ----------------          ----------          -----------

Michael Murphy      U.S. Value Investment    Retired               Ireland
Chairman and        Co., plc
Director            1 Earlsfort Centre
                    Hatch Street
                    Dublin 2
                    Ireland

Herbert A. Denton   Providence Capital       President of          United States
Director            Inc.                     Providence Capital
                    730 Fifth Avenue         Inc., a registered
                    New York, NY 10019       broker dealer

Gilbert A. E.       U.S. Value Investment    Chief Executive of    Ireland
Fraher              Co., plc                 Singer &
Director            1 Earlsfort Centre       Friedlander
                    Hatch Street             Investment Funds
                    Dublin 2                 Limited and Singer
                    Ireland                  & Friedlander
                                             Portfolio
                                             Management
                                             Limited, an
                                             investment manager

Simon A. Ballard    U.S. Value Investment    Marketing Director    Great Britain
Director            Co., plc                 of Singer &
                    1 Earlsfort Centre       Friedlander
                    Hatch Street             Investment Funds
                    Dublin 2                 Limited, an
                    Ireland                  investment manager

Evan G. Galbraith   Morgan Stanley & Co.     Chairman of the       United States
Director            Incorporated             Board of National
                    1221 Sixth Avenue        Review, a magazine
                    New York, NY             publisher

James Ladner        RP&C International       Director of RP&C      Switzerland
Director            Inc.                     International
                    56 Green Street          Inc., a merchant
                    London, England          bank

Robert Mooney       U.S. Value Investment    Independent           Ireland
Director            Co., plc                 investment and
                    1 Earlsfort Centre       financial
                    Hatch Street             consultant
                    Dublin 2
                    Ireland

Jean Patrick        SV International         Managing Director     France
Voisin              62-64 Boulevard          of SV
Director            Pereire                  International, a
                    Paris, France            broker dealer